[Schultz Sav-O Stores, Inc. Letterhead]
                                October 11, 1995



   DEAR PREFERRED STOCKHOLDER:

             We are pleased to inform you that Schultz Sav-O Stores, Inc. (the "Company") has extended the period of time during which the Company's $50 per share cash tender offer (the "Offer") for all the outstanding shares of its Preferred Stock, $100 par value per share (the "Preferred Stock") may be accepted by holders of the Preferred Stock. The Offer, originally scheduled to expire today, will now remain open through Monday, October 30, 1995. As of October 9, 1995, 1,516 shares representing approximately 50.5% of the Preferred Stock had been tendered.


   THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED TO, AND WILL NOW EXPIRE AT, 12:00 MIDNIGHT, MILWAUKEE TIME, ON MONDAY, OCTOBER 30, 1995, UNLESS THE OFFER IS FURTHER EXTENDED.


             The Board of Directors encourages you to carefully consider the Offer because the Board believes it provides an opportunity to obtain cash for your shares of Preferred Stock, an opportunity which is normally not available due to the lack of any active trading market in the Preferred Stock. Since the Preferred Stock yields a before-tax dividend of only 3% per year, obtaining cash in return for a tender of Preferred Stock also creates a potential opportunity for you to reinvest the cash proceeds received from tendering your shares of Preferred Stock into higher yielding investments.

             Neither the Company nor the Board of Directors is making any recommendation to Preferred Stockholders as to whether to tender or refrain from tendering shares of Preferred Stock. No director or executive officer of the Company owns any shares of Preferred Stock.

             You should review the Offer to Purchase dated September 11, 1995 and the Letter of Transmittal included with the Offer materials previously sent to each preferred stockholder via registered U.S. Mail for a complete description of the terms and conditions of the Offer and instructions on how to tender shares of Preferred Stock. Additional copies of the Offer to Purchase and Letter of Transmittal and assistance in tendering shares of Preferred Stock can be obtained from John H. Dahly, Executive Vice President of the Company, at 414/457-4433.

                                 SCHULTZ SAV-O STORES, INC.


                                 /s/ James H. Dickelman
                                 James H. Dickelman
                                 Chairman, President and Chief
                                  Executive Officer